UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

China Hydroelectric Corporation

(Name of the Issuer)

China Hydroelectric Corporation

CPT Wyndham Holdings Ltd.

CPT Wyndham Sub Ltd.

CPI Ballpark Investments Ltd

NewQuest Asia Fund I, L.P.

NewQuest Asia Fund II, L.P.

China Environment Fund III, L.P.

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing three Ordinary Shares

(Title of Class of Securities)

16949D101

(CUSIP Number)

China Hydroelectric Corporation 901 Marco Polo Plaza Building No. 80 Anli Road Chaoyang District, Beijing, 100101 People’s Republic of China Tel: +86 10 5963 6881

CPT Wyndham Holdings Ltd.
CPT Wyndham Sub Ltd.
NewQuest Asia Fund I, L.P.
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue, George Town
Grand Cayman KY1-9005, Cayman Islands
Tel: +1 (345) 943-3100

NewQuest Asia Fund II, L.P. c/o Trident Trust Company (Cayman) Limited PO Box 847, One Capital Place, George Town Grand Cayman, Cayman Islands Tel: +1 (345) 949-0880	CPI Ballpark Investments Ltd 10th Floor, Raffles Tower, 19 Cybercity Ebene, Republic of Mauritius Tel: +230 404-6000

China Environment Fund III, L.P. Unit 2301, 23/F, New World Tower 1, 16-18 Queen’s Road Central, Central, Hong Kong Tel: +852 3628 3859

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Kirtee Kapoor, Esq. Davis Polk & Wardwell The Hong Kong Club Building 31 Chater Road Hong Kong Tel: +852 2533 3300 Fax: +852 2533 3388	Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F Alexandra House 18 Chater Road Central, Hong Kong Tel: +852 3476 9000 Fax: +852 3015 9354	Portia Ku, Esq. O’Melveny & Myers 2765 Sand Hill Rd. Menlo Park, CA 94025 United States of America Tel: +1 (650) 473-2630 Fax: +1 (650) 473-2601

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$78,997,926.28	$10,174.93

*                                          Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $1.17 for 66,549,945 outstanding Shares of the issuer subject to the transaction (which is the total outstanding shares less the rollover shares not being acquired), plus (b) the product of 2,117,424 exercisable options to purchase Shares multiplied by approximately $0.54 per option (which is the difference between the $1.17 per share merger consideration and the weighted average exercise price of approximately $0.63 per share ((a) and (b) together, the “Transaction Valuation”).

**                                    The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.

☐                                      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Page
Item 15	Additional Information	1
Item 16	Exhibits	2

INTRODUCTION

This amendment No. 4 (the “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Hydroelectric Corporation, a Cayman Islands exempted company with limited liability (the “Company”), the issuer of the registered ordinary shares, par value $0.001 per share (each, a “Share” and, collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing three Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) CPT Wyndham Holdings Ltd., a Cayman Islands exempted company with limited liability (“Parent”); (c) CPT Wyndham Sub Ltd., a Cayman Islands exempted company with limited liability (“Merger Sub”); (d) CPI Ballpark Investments Ltd, a Mauritius limited liability company (“CPI Ballpark”); (e) NewQuest Asia Fund I, L.P., a Cayman Islands exempted limited partnership; (f) NewQuest Asia Fund II, L.P., a Cayman Islands exempted limited partnership (together with NewQuest Asia Fund I, L.P., the “NewQuest Funds” and, together, with CPI Ballpark, “NewQuest”); and (g) China Environment Fund III, L.P., a Cayman Islands exempted limited partnership (“CEF”).  NewQuest, CEF, Parent and Merger Sub are collectively referred to herein as the “Buyer Group”.

The Transaction Statement relates to the agreement and plan of merger dated as of January 13, 2014 (the “merger agreement”) by and among Parent, Merger Sub and the Company, pursuant to which Merger Sub was merged with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Final Amendment concerning any of the Filing Persons has been provided by such Filing Person.

Item 15               Additional Information

(c) Item 15(c) is hereby amended and supplemented as follows:

On July 3, 2014, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m (Hong Kong time), at 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to approve the merger agreement and the transactions contemplated thereby, including the merger, and the proposal to authorize each of the members of the special committee of the board of directors of the Company and the chief financial officer to do all things necessary to give effect to the merger agreement.

On July 8, 2014, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of July 9, 2014, pursuant to which the merger became effective on July 9, 2014. As a result of the merger, the Company will continue its operations as a wholly owned subsidiary of Parent.

At the effective time of the merger, each outstanding Share, other than Excluded Shares (as defined below), was cancelled in exchange for the right to receive $1.17 in cash and each outstanding ADS, other than any ADS that represents Excluded Shares, represented the right to surrender the ADS in exchange for $3.51 in cash (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement dated as of January 25, 2010 among the Company, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder), in each case, without interest and net of any applicable withholding taxes. “Excluded Shares” are (i) Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by Parent or any wholly-owned subsidiary of Parent (including Merger Sub) immediately prior to the effective time of the merger, including each Share or ADS contributed to Parent by the Rollover Shareholders (as defined below) in connection with the rollover and support agreement dated as of January 13, 2014 entered into by Parent and the Rollover Shareholders and (ii) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their dissenters’ rights pursuant to Section 238 of the Cayman Companies Law (“Dissenting Shareholders”). The Excluded Shares (other than Dissenting Shares) were cancelled for no consideration.

At the effective time of the merger, each outstanding vested and unexercised option to purchase Shares granted under the Company’s 2008 Share Incentive Plan (the “Company Incentive Plan”) was cancelled and converted into the right to receive a cash amount equal to the number of Shares underlying such vested option immediately prior to the effective time of the merger multiplied by the amount by which $1.17 exceeds the exercise price per Share of such vested option. At the effective time of the merger, each outstanding unvested option to purchase Shares granted under the Company Incentive Plan was cancelled for no consideration.

As a result of the merger, the Company’s American depositary shares, each representing three Shares (“ADSs”), will no longer be listed on the New York Stock Exchange (the “NYSE”) and the ADS program for the Shares will terminate. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Company and the Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

Item 16               Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated May 23, 2014 (the “proxy statement”).*

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a)-(5)

Press Release issued by the Company, dated January 13, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 13, 2014.

(b)-(1)	Equity Commitment Letter, dated as of January 13, 2014, by and among NewQuest Asia Fund I, L.P., NewQuest Asia Fund II, L.P., and CPT Wyndham Holdings Ltd.*

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated January 12, 2014, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)	Presentation Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated November 15, 2013.*

(c)-(3)	Presentation Materials prepared by Houlihan Lokey (China) Limited, dated December 13, 2013.*

(c)-(4)	Presentation Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated January 12, 2014.*

(d)-(1)	Agreement and Plan of Merger, dated as of January 13, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)

Rollover and Support Agreement, dated as of January 13, 2014, by and among CPI Ballpark Investments Ltd, China Environment Fund III, L.P., incorporated herein by reference to Annex E of the proxy statement.

(d)-(3)	Limited Guarantee, dated as of January 13, 2014, by NewQuest Asia Fund I, L.P. and NewQuest Asia Fund II, L.P. in favor of the Company.*

(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.

(f)-(2)	Section 238 of the Companies Law (2013 Revision) of the Cayman Islands, incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2014

China Hydroelectric Corporation

	By:	/s/ LIYA CHEN
		Name:	Liya Chen
		Title:	Chief Financial Officer

[Signature Page to Amendment No. 4 to the Schedule 13E-3]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2014

CPT Wyndham Holdings Ltd.

	By:	/s/ RAJAN ROSICK
		Name:	Rajan Rosick
		Title:	Director

CPT Wyndham Sub Ltd.

	By:	/s/ RAJAN ROSICK
		Name:	Rajan Rosick
		Title:	Director

[Signature Page to Amendment No. 4 to the Schedule 13E-3]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2014

CPI Ballpark Investments Ltd

	By:	/s/ SUBHASH C. LALLAH
		Name:	Subhash C. Lallah
		Title:	Director

NewQuest Asia Fund I, L.P.

	By:	NewQuest Asia Fund I (G.P.) Ltd., its general partner

	By:	/s/ DARREN C. MASSARA
		Name:	Darren C. Massara
		Title:	Director

	By:	/s/ RANDHIRSINGH JUDDOO
		Name:	Randhirsingh Juddoo
		Title:	Director

NewQuest Asia Fund II, L.P.

	By:	NewQuest Asia Fund II GP Ltd., its general partner

	By:	/s/ DARREN C. MASSARA
		Name:	Darren C. Massara
		Title:	Director

	By:	/s/ RANDHIRSINGH JUDDOO
		Name:	Randhirsingh Juddoo
		Title:	Director

[Signature Page to Amendment No. 4 to the Schedule 13E-3]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2014

China Environment Fund III, L.P.

	By:	China Environment Fund III Management, L.P., its general partner

	By:	China Environment Fund III Holdings Ltd., its general partner

	By:	/s/ YUN PUN (FELIX) WONG
		Name:	Yun Pun (Felix) Wong
		Title:	Authorized Signatory

[Signature Page to Amendment No. 4 to the Schedule 13E-3]

Exhibit Index

(a)-(1)	Preliminary Proxy Statement of the Company dated May 23, 2014 (the “proxy statement”).*

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a)-(5)

Press Release issued by the Company, dated January 13, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on January 13, 2014.

(b)-(1)	Equity Commitment Letter, dated as of January 13, 2014, by and among NewQuest Asia Fund I, L.P., NewQuest Asia Fund II, L.P., and CPT Wyndham Holdings Ltd.*

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated January 12, 2014, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)	Presentation Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated November 15, 2013.*

(c)-(3)	Presentation Materials prepared by Houlihan Lokey (China) Limited, dated December 13, 2013.*

(c)-(4)	Presentation Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated January 12, 2014.*

(d)-(1)	Agreement and Plan of Merger, dated as of January 13, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)

Rollover and Support Agreement, dated as of January 13, 2014, by and among CPI Ballpark Investments Ltd, China Environment Fund III, L.P., incorporated herein by reference to Annex E of the proxy statement.

(d)-(3)	Limited Guarantee, dated as of January 13, 2014, by NewQuest Asia Fund I, L.P. and NewQuest Asia Fund II, L.P. in favor of the Company.*

(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.

(f)-(2)	Section 238 of the Companies Law (2013 Revision) of the Cayman Islands, incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

* Previously filed.